EXHIBIT 16.1

April 27, 2023

Pharmagreen Biotech Inc.

2987 Blackbear Court

Coquitlam, British Columbia

Canada, V3E3A2

Effective April 27, 2023, Sadler, Gibb & Associates, LLC (“the Firwill cease providing services as and terminates its role as your Independent Registered Public Accounting Firm. We have reached this decision because Pharmagreen Biotech Inc. no longer meets the Firm’s risk profile.

Federal securities laws require that an issuer file within four business days a Form 8-K, Item 4.01, “Changes in Registrant’s Certifying Accountant.” You should consult with your counsel regarding your obligations in such filing. Please forward to us a draft of your Form 8-K as soon as the draft is available so that we can prepare a letter addressed to the Securities and Exchange Commission (“SEC”) to be included with your Form 8-K filing. The time incurred by our firm to review the Form 8-K and other client termination requirements will be billed at our regular rates. Subject to you making arrangements for the payment of outstanding invoices, if any, we will cooperate fully with your new auditors. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company’s affairs.

Any additional services that may be requested, and we agree to provide, will be the subject of separate arrangements.

We wish you a smooth transition to your new auditors and wish you future success.

Sincerely,

Sadler, Gibb & Associates, LLC

cc:	Securities and Exchange Commission
Office of the Chief Accountant 100 F Street, NE Washington, DC 20549 SECPSletters@sec.gov

S|G Phone: 801-783-2950 | Fax: 801-783-2960 | 344 West 13800 South, Suite 250, Draper, UT 84020 | sadlergibb.com